Exhibit 99.1

TD Announces Non-Viability Contingent Capital Subordinated Notes Issue

TORONTO, September 3, 2024 /CNW/ - The Toronto-Dominion Bank (“TD”) (TSX: TD) (NYSE: TD) today announced the pricing of a U.S. public offering of US$1 billion of 5.146% Non-Viability Contingent Capital Subordinated Notes due 2034 (the “Notes”), which will constitute subordinated indebtedness of TD. The Notes are registered with the U.S. Securities and Exchange Commission (the “SEC”).

The Notes will bear interest at a fixed rate of 5.146% per annum (paid semi-annually) to, but excluding, September 10, 2029 (the “Reset Date”). On and after the Reset Date, to, but excluding September 10, 2034, interest on the Notes will reset at an interest rate per annum equal to the sum (paid semi-annually), as determined by TD or its designee, of (i) the prevailing U.S. Treasury Rate plus (ii) 1.500%. The Notes will mature on September 10, 2034. The expected closing date of the offering is September 10, 2024, subject to customary closing conditions.

TD may, at its option, with the prior written approval of the Superintendent of Financial Institutions (Canada), redeem the Notes on September 10, 2029, in whole at par plus accrued and unpaid interest on not more than 60 nor less than 10 days’ notice to the holders.

The net proceeds from this transaction will be used for general corporate purposes, which may include the redemption of outstanding capital securities and/or the repayment of other outstanding liabilities. The Notes are expected to qualify as Tier 2 capital of TD for regulatory purposes.

TD Securities, BofA Securities, Goldman Sachs & Co. LLC, NatWest Markets and Standard Chartered Bank are the joint book-running managers on the issue.

A registration statement relating to the offering has been filed with the SEC and is effective. This press release does not constitute an offer to sell, or a solicitation of an offer to buy, these securities in the United States or in any other jurisdiction where such offer, solicitation or sale would be unlawful. The offering may be made only by means of a prospectus supplement and the accompanying prospectus.

Copies of the preliminary prospectus supplement and the accompanying prospectus for the offering may be obtained free of charge by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the final prospectus supplement, when available, and the accompanying prospectus may also be obtained by contacting TD Securities (USA) LLC at 1-855-495-9846, BofA Securities, Inc. at 1-800-294-1322, Goldman Sachs & Co. LLC at 1-866-471-2526, NatWest Markets Securities Inc. at 1-800-231-5830 and Standard Chartered Bank at 44-207-885-8888.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s

Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world’s leading online financial services firms, with more than 17 million active online and mobile customers. TD had CDN$1.97 trillion in assets on July 31, 2024. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

SOURCE TD Bank Group

For further information: Brooke Hales, Vice President, Investor Relations, 416-307-8647, Brooke.hales@td.com; Elizabeth Goldenshtein, Senior Manager, Corporate Communications, 416-994-4124, Elizabeth.goldenshtein@td.com.